VANTONE INTERNATIONAL GROUP, INC.

No. 195 Zhongshan Road, Heping District

Shenyang, Liaoning Province

P.R. China

April 14, 2010

Via EDGAR

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

  Re:

Vantone International Group, Inc. (f/k/a Senior Optician Service, Inc.)

Form 10-K

Filed July 15, 2009

File No. 000-28683

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated March 19, 2010.  My staff is preparing a response to the Staff’s comments in your letter.  However, we will require additional time in order to complete our response.  We expect to submit a complete response on or before Wednesday, April 28.

Sincerely,

/s/ Honggang Yu

Honggang Yu

Chief Executive Officer